UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended	Commission File Number

enCore Energy Corp.

(Exact name of Registrant as specified in its charter)

Canada	1094	N/A
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

101 N. Shoreline Blvd. Suite 450

Corpus Christi, TX 78401

(361) 239-5449

(Address and telephone number of Registrant’s principal executive offices)

Cogency Global Inc.

122 E. 42nd Street, 18th Floor

New York, New York 10168

(800) 221-0102

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Mark D. Wood	Edward L. Mayerhofer
Alyse A. Sagalchik	Morton Law LLP
Katten Muchin Rosenman LLP	1200-750 W. Pender Street
525 W. Monroe Street	Vancouver, BC V6C 2T8
Chicago, IL 60661	(604) 331-9543
(312) 902-5200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Shares	EU	Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual information form	☐ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: N/A

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

EXPLANATORY NOTE

enCore Energy Corp. (the “Registrant”) is a Canadian issuer whose common shares are listed on the TSX Venture Exchange and is eligible to file its registration statement pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the U.S.-Canadian Multijurisdictional Disclosure System. The Registrant is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Registrant are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3. The Registrant filed a Registration Statement on Form 40-F on August 30, 2022 (SEC File No. 001-41489) (the “Registration Statement”).

The Registrant is filing this Amendment No. 1 to the Registration Statement to (i) include additional exhibits, each of which is being incorporated by reference in the Registration Statement and (ii) amend the exhibit references under the heading “Principal Documents.” No other amendment to the Registration Statement is being effected hereby.

FORWARD LOOKING STATEMENTS

The exhibits incorporated by reference into this Registration Statement of the Registrant contain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking statements”) that are based on the expectations, estimates and projections at the time such forward-looking statements were made. All statements, other than statements of historical fact, incorporated by reference are forward-looking information. In certain cases, forward-looking statements can be identified by the use of words such as “plans,” “expects” or “does not expect,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates” or “does not anticipate,” or “believes,” or variations of such words and phrases or state that certain actions, events or results “may,” “could,” “would,” “might” or “will be taken,” “occur” or “be achieved”. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Registrant to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The Registrant believes the expectations reflected in those forward -looking statements are reasonable, but there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

In particular, the exhibits incorporated by reference into this Registration Statement of the Registrant include forward-looking statements pertaining to the following, among others:

●	business strategy, strength and focus;
●	proposed future expenditures;
●	the satisfaction of certain conditions in respect of certain properties in which the Registrant may obtain an interest;
●	the granting of regulatory approvals;
●	the timing and receipt of regulatory approvals;
●	the resource potential of the Registrant’s properties;
●	the estimated quantity and quality of mineral resources;
●	projections of market prices, costs and the related sensitivity of distributions;
●	expectations regarding the ability to raise capital and to continually add to resources through acquisitions and development;
●	treatment under governmental regulatory regimes and tax laws, and capital expenditure programs;
●	expectations with respect to the Registrant’s future working capital position; and
●	capital expenditure programs.

With respect to forward-looking statements contained in the exhibits incorporated by reference into this Registration Statement of the Registrant, assumptions have been made regarding, among other things:

●	the future price of commodities;
●	geological estimates in respect of mineral resources;
●	future development plans for the Registrant’s properties unfolding as currently envisioned;
●	future capital expenditures to be made by the Registrant;
●	future sources of funding for the Registrant’s capital program;
●	the Registrant’s future debt levels;
●	the ability of the Registrant to make payments required to maintain its existing and future exploration licenses and option agreements in good standing;
●	the timing, amount and cost of estimated future production;
●	costs and timing of the development of new deposits;
●	the regulatory framework governing royalties, taxes and environmental matters in jurisdictions in which the Registrant conducts its business and may conduct its business in the future;
●	the impact of any changes in the applicable laws;
●	the ability of the Registrant to obtain exploration licenses, access rights, approvals, permits and licenses, and the timing of receipt of such items;

i

●	the Registrant’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner;
●	the impact of increasing competition on the Registrant;
●	the intentions of the Registrant’s board of directors will respect to executive compensation plans and corporate governance programs; and
●	future exchange rates being consistent with the Registrant’s expectations.

Actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors below:

●	the speculative nature of exploration, appraisal and development of mineral properties;
●	there are no known mineral resources or commercial quantities of mineral reserves on the Registrant’s properties;
●	uncertainties in access to future funding for exploration and development of the Registrant’s properties;
●	changes in the cost of operations, including costs of extracting and delivering minerals to market, that affect potential profitability of the Registrant;
●	operating hazards and risks inherent in mineral exploration and mining;
●	volatility in global equities, commodities, foreign exchange, market price of precious and base metals and a lack of market liquidity;
●	unexpected costs or liabilities for environmental matters, including those related to climate change;
●	changes to laws or regulations, or more stringent enforcement of current laws or regulations;
●	ability of the Registrant to obtain and maintain required exploration licenses, access rights, approvals or permits;
●	unexpected defects in the Registrant’s rights or title to its properties, or claims by other parties over the Registrant’s properties;
●	competition for financial resources and technical facilities;
●	ability of the Registrant to retain the services of its directors or officers;
●	in case the Registrant disposes of its properties, it may not be able to acquire other mineral properties of merit;
●	unexpected and uninsurable risks may arise;
●	limitations on the transfer of cash or assets between the Registrant and its foreign subsidiaries, or among such subsidiaries, could restrict the Registrant’s ability to fund its operations efficiently;
●	changes in the political and related legal and economic environment in jurisdictions in which the Registrant operates; and
●	other factors discussed under “Risk Factors” and elsewhere in the exhibits incorporated by reference into this Registration Statement of the Registrant.

A more detailed description of assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in the Registrant’s disclosure documents, such as the Registrant’s Annual Information Form for the year ended December 31, 2021, dated August 11, 2022 (the “AIF”), on the SEDAR website at www.sedar.com and attached hereto as Exhibit 99.142. Although the Registrant has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in the exhibits incorporated by reference are expressly qualified by this cautionary statement. The forward-looking information contained in the exhibits incorporated by reference represents the expectations of the Registrant as of the date of such exhibit and, accordingly, is subject to change after such date. However, the Registrant expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities laws.

ii

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Registrant is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Registrant prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to Canadian auditing standards. IFRS differs in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) and from practices prescribed by the SEC. Therefore, all financial statements filed with this registration statement may not be comparable to financial statements prepared in accordance with U.S. GAAP.

PRINCIPAL DOCUMENTS

In accordance with General Instruction B.(1) of Form 40-F, the Registrant hereby incorporates by reference Exhibits 99.1 through 99.157, inclusive, as set forth in the Exhibit Index attached hereto.

In accordance with General Instruction D.(9) of Form 40-F, the Registrant has filed the written consent of the independent auditors named in the foregoing exhibits as Exhibit 99.156 and Exhibit 99.157, as set forth in the Exhibit Index attached hereto.

TAX MATTERS

Purchasing, holding, or disposing of securities of the Registrant may have tax consequences under the laws of the United States and Canada that are not described in this registration statement on Form 40-F.

DESCRIPTION OF COMMON SHARES

The required disclosure is included under the heading “Capital Structure” in the Registrant’s AIF, attached hereto as Exhibit 99.142.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Registration Statement on Form 40-F are in United States dollars.

NASDAQ CORPORATE GOVERNANCE

A foreign private issuer that follows home country practices in lieu of certain provisions of the listing rules of the Nasdaq Stock Market LLC (the “Nasdaq Stock Market Rules”) must disclose the ways in which its corporate governance practices differ from those followed by U.S. domestic companies. As required by Nasdaq Rule 5615(a)(3), the Registrant will disclose on its website, www.encoreenergycorp.com, as of the listing date, each requirement of the Nasdaq Stock Market Rules that it does not follow and describe the home country practice followed in lieu of such requirements.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A. Undertaking. The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form 40-F or transactions in said securities.

B. Consent to Service of Process. The Registrant has concurrently filed a Form F-X in connection with the class of securities to which this Registration Statement relates. Any change to the name or address of the Registrant’s agent for service shall be communicated promptly to the Commission by amendment to the Form F-X referencing the file number of the Registrant.

EXHIBIT INDEX

The following documents are being filed with the Commission as Exhibits to this Registration Statement:

Exhibit	Description

99.1*	News Release dated January 5, 2021

99.2*	Material Change Report dated January 5, 2021

99.3*	Securities Purchase Agreement by and among the Registrant, Westwater Resources, Inc., and URI Neutron Holdings II, Inc., dated December 31, 2020

99.4*	News Release dated February 2, 2021

99.5*	Material Change Report dated February 2, 2021

99.6*	News Release dated February 12, 2021

99.7*	News Release dated February 16, 2021

99.8*	Material Change Report dated February 17, 2021

99.9*	News Release dated February 26, 2021

99.10*	News Release dated March 9, 2021

99.11*	News Release dated March 9, 2021

99.12*	Material Change Report dated March 9, 2021

99.13*	Warrant Indenture by and between the Registrant and Computershare Trust Company of Canada, dated March 9, 2021

99.14*	Form 45-106F1 Report of Exempt Distribution dated March 19, 2021

99.15*	News Release dated March 30, 2021

99.16*	News Release dated April 6, 2021

99.17*	News Release dated April 12, 2021

99.18*	News Release dated April 15, 2021

99.19*	Consolidated Financial Statements as of and for the years ended December 31, 2020 and 2019, dated April 29, 2021

99.20*	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated April 29, 2021

99.21*	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated April 29, 2021

99.22*	Management’s Discussion & Analysis for the year ended December 31, 2020, dated April 29, 2021

99.23*	ON Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 29, 2021

99.24*	AB Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 29, 2021

99.25*	News Release dated May 11, 2021

99.26*	Interim Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2021 and 2020 (Unaudited), dated as of May 28, 2021

99.27*	Management’s Discussion and Analysis for the Three Months Ended March 31, 2021, dated as of May 28, 2021

99.28*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated May 28, 2021

99.29*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated May 28, 2021

99.30*	News Release dated June 1, 2021

99.31*	News Release dated June 7, 2021

99.32*	News Release dated June 24, 2021

99.33*	Technical Report dated June 9, 2021 and filed on July 14, 2021

99.34*	Consent of Qualified Person dated July 14, 2021

99.35*	Consent of Qualified Person dated July 14, 2021

99.36*	Certificate of Qualified Person dated July 14, 2021

99.37*	Certificate of Qualified Person dated July 14, 2021

99.38*	News Release dated July 20, 2021

99.39*	News Release dated July 26, 2021

99.40*	News Release dated August 4, 2021

99.41*	News Release dated August 4, 2021

99.42*	Material Change Report dated August 5, 2021

99.43*	Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2021 and 2020 (Unaudited), dated as of August 26, 2021

99.44*	Management’s Discussion and Analysis for the Six Months Ended June 30, 2021, dated as of August 26, 2021

99.45*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated August 26, 2021

99.46*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated August 26, 2021

99.47*	News Release dated September 7, 2021

99.48*	Arrangement Agreement by and between the Registrant and Azarga Uranium Corp., dated September 7, 2021

99.49*	Material Change Report dated September 9, 2021

99.50*	Amended Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2021 and 2020 (Unaudited)

99.51*	Amended Management’s Discussion and Analysis for the Six Months Ended June 30, 2021, dated as of August 26, 2021

99.52*	CFO Certification of Refiled Interim Filings Venture Issuer Basic Certificate dated October 1, 2021

99.53*	CEO Certification of Refiled Interim Filings Venture Issuer Basic Certificate dated October 1, 2021

99.54*	Notice of the Meeting and Record Date dated October 8, 2021

99.55*	Amended Management’s Discussion and Analysis for the Six Months Ended June 30, 2021, dated as of August 26, 2021

99.56*	CFO Certification of Refiled Interim Filings Venture Issuer Basic Certificate dated October 18, 2021

99.57*	CEO Certification of Refiled Interim Filings Venture Issuer Basic Certificate dated October 18, 2021

99.58*	News Release dated October 21, 2021

99.59*	Notice of the Meeting and Record Date (amended) dated November 4, 2021

99.60*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated November 12, 2021

99.61*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated November 12, 2021

99.62*	Management’s Discussion and Analysis for the Nine Months Ended September 30, 2021, dated as of November 12, 2021

99.63*	Interim Condensed Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2021 and 2020 (Unaudited), dated as of November 12, 2021

99.64*	Notice Declaring Intention to be Qualified under National Instrument 44-101 – Short Form Prospectus Distributions

99.65*	News Release dated November 17, 2021

99.66*	Material Change Report dated November 18, 2021

99.67*	News Release dated November 23, 2021

99.68*	Notice of the Meeting and Record Date (amended) dated November 29, 2021

99.69*	Notice of Meeting dated November 30, 2021

99.70*	Management Information Circular for the Annual General Meeting of Shareholders dated November 30, 2021

99.71*	Form of Proxy for the Annual General Meeting of Shareholders

99.72*	News Release dated December 13, 2021

99.73*	News Release dated December 23, 2021

99.74*	News Release dated January 4, 2022

99.75*	Material Change Report dated January 6, 2022

99.76*	News Release dated January 12, 2022

99.77*	News Release dated January 31, 2022

99.78*	News Release dated February 14, 2022

99.79*	Business Acquisition Report dated February 14, 2022

99.80*	News Release dated March 1, 2022

99.81*	News Release dated March 1, 2022

99.82*	Annual Information Form for the year ended December 31, 2020 dated as of March 1, 2022

99.83*	CFO Certification of Annual Filings In Connection With Voluntarily Filed AIF dated March 1, 2022

99.84*	CEO Certification of Annual Filings In Connection With Voluntarily Filed AIF dated March 1, 2022

99.85*	Technical Report dated February 25, 2022 and filed on March 1, 2022

99.86*	Consent of Qualified Person dated March 1, 2022

99.87*	Consent of Qualified Person dated March 1, 2022

99.88*	Consent of Qualified Person dated March 1, 2022

99.89*	Consent of Qualified Person dated March 1, 2022

99.90*	Certificate of Qualified Person dated March 1, 2022

99.91*	Certificate of Qualified Person dated March 1, 2022

99.92*	Certificate of Qualified Person dated March 1, 2022

99.93*	Certificate of Qualified Person dated March 1, 2022

99.94*	News Release dated March 1, 2022

99.95*	Marketing Materials dated March 1, 2022

99.96*	News Release dated March 2, 2022

99.97*	Marketing Materials dated March 2, 2022

99.98*	Material Change Report dated March 2, 2022

99.99*	Material Change Report dated March 2, 2022

99.100*	Underwriting Agreement by and between the Registrant and Clarus Securities Inc. dated March 7, 2022

99.101*	Marketing Materials dated March 7, 2022

99.102*	News Release dated March 7, 2022

99.103*	Arrangement Agreement by and between the Registrant and Azarga Uranium Corp. dated September 7, 2021 and filed on March 14, 2022

99.104*	Amendment to Arrangement Agreement by and between the Registrant and Azarga Uranium Corp. dated November 22, 2021 and filed on March 14, 2022

99.105*	Amended and Restated Technical Report dated March 22, 2022

99.106*	Amended Interim Condensed Consolidated Financial Statements as of and for the Nine Months Ended September 30, 2021 and 2020 (Unaudited)

99.107*	CFO Certification of Refiled Interim Filings dated March 22, 2022

99.108*	CEO Certification of Refiled Interim Filings dated March 22, 2022

99.109*	News Release dated March 25, 2022

99.110*	Warrant Indenture by and between the Registrant and Computershare Trust Company of Canada, dated March 22, 2022

99.111*	Material Change Report dated March 25, 2022

99.112*	News Release dated April 11, 2022

99.113*	News Release dated April 18, 2022

99.114*	Notice of the Meeting and Record Date dated April 18, 2022

99.115*	Consolidated Financial Statements as of and for the years ended December 31, 2021 and 2020, dated April 29, 2022

99.116*	CFO Certification of Annual Filings Venture Issuer Basic Certificate dated April 29, 2022

99.117*	CEO Certification of Annual Filings Venture Issuer Basic Certificate dated April 29, 2022

99.118*	Management’s Discussion & Analysis for the year ended December 31, 2021, dated April 29, 2022

99.119*	ON Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 29, 2021

99.120*	AB Class 1 Reporting Issuers and Class 3B Reporting Issuers—Participation Fee Management Certification of CFO dated April 29, 2021

99.121*	Management’s Discussion & Analysis for the year ended December 31, 2021, dated April 29, 2022 (amended)

99.122*	News Release dated May 3, 2022

99.123*	Material Change Report dated May 3, 2022

99.124*	Notice of the Meeting and Record Date (amended) dated May 17, 2022

99.125*	Notice of Meeting dated May 20, 2022

99.126*	Management Information Circular dated May 20, 2022

99.127*	Form of Proxy

99.128*	News Release dated May 25, 2022

99.129*	News Release dated May 26, 2022

99.130*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated May 27, 2022

99.131*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated May 27, 2022

99.132*	Management’s Discussion and Analysis for the Three Months Ended March 31, 2022 and 2021 dated as of May 27, 2022

99.133*	Interim Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2022 and 2021 (Unaudited), dated as of May 27, 2022

99.134*	Material Change Report dated May 30, 2022

99.135*	News Release dated June 1, 2022

99.136*	Material Change Report dated June 1, 2022

99.137*	News Release dated June 23, 2022

99.138*	News Release dated June 28, 2022

99.139*	News Release dated July 18, 2022

99.140*	News Release dated August 2, 2022

99.141*	News Release dated August 10, 2022

99.142*	Annual Information Form dated August 11, 2022

99.143*	CFO Certification of Annual Filings in Connection with Voluntarily Filed AIF dated August 11, 2022

99.144*	CEO Certification of Annual Filings in Connection with Voluntarily Filed AIF dated August 11, 2022

99.145*	News Release dated August 25, 2022

99.146*	CFO Certification of Interim Filings Venture Issuer Basic Certificate dated August 29, 2022

99.147*	CEO Certification of Interim Filings Venture Issuer Basic Certificate dated August 29, 2022

99.148*	Management’s Discussion and Analysis for the Six Months Ended June 30, 2022 and 2021 dated as of August 29, 2022

99.149*	Interim Condensed Consolidated Financial Statements as of and for the Six Months Ended June 30, 2022 and 2021 (Unaudited), dated as of August 29, 2022

99.150	Vendor Code of Conduct

99.151	Code of Business Conduct and Ethics

99.152	News Release dated September 6, 2022

99.153	News Release dated September 12, 2022

99.154	News Release dated September 14, 2022

99.155	Material Change Report dated September 15, 2022

99.156*	Consent of Davidson & Company LLP dated August 30, 2022

99.157*	Consent of BDO Canada LLP dated August 30, 2022

* Previously Filed

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

ENCORE ENERGY CORP.

By:	/s/ W. Paul Goranson
Name: W. Paul Goranson
Title: Chief Executive Officer and Director

Date: September 29, 2022